

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 3, 2015

Samuel P. Smith
President
Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan 48126

> **Re: Ford Credit Auto Receivables Two LLC**
> **Ford Credit Auto Owner Trusts**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed September 1, 2015**
> **File No. 333-205966**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Servicing and Collections, page 40

1.   We note the disclosure that a due-date change is not considered to be a payment extension. Please tell us whether this will have an effect on whether the asset is considered to be delinquent or not for purposes of reporting and the delinquency trigger. If so, please revise to clarify this.

<u>Where You Can Find More Information, page 112</u>

2.   Please revise to provide the file number for the registration statement.

        Please contact Folake Ayoola, at (202) 551-3673, or me at (202) 551-3580 with any questions.

                                                Sincerely,

                                                /s/ Katherine Hsu

                                                Katherine Hsu
                                                Chief, Office of Structured Finance

cc: Susan Thomas
        Managing Counsel

        Joseph Topolski
        Katten Muchin Rosenman LLP